[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 16, 2011

Richard Pfordte Kimberly A. Browning Securities and Exchange Commission Office of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Claymore/Guggenheim Strategic Opportunities Fund
File Nos. 811-21982 and 333-168044

Dear Sir and Madam:

Thank you for your telephonic comments regarding Pre-Effective Amendment No. 1 to the registration statement on Form N-2 filed by Claymore/Guggenheim Strategic Opportunities Fund (the “Fund”) on November 24, 2010 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

These changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about March 16, 2011 and will be marked to show all changes made since the initial filing of the Registration Statement.

General

Comment 1	Add disclosure to the body of the prospectus regarding the maximum levels of leverage permitted under the 1940 Act (including for reverse repurchase agreements).

Response 1
The Fund has added disclosure in the body of the Prospectus to explain the applicable limits under the 1940 Act with respect to each form of Financial Leverage, including reverse repurchase agreements.

Comment 2	The prospectus currently expresses percentages variously with reference to total assets as well as managed assets. Please use one measure consistently throughout.

Response 2
The Fund’s investment policies with respect to portfolio parameters are expressed as percentages of the Fund’s total assets.  However, the Fund’s management fee is calculated as a percentage of the Fund’s “Managed Assets.”  The Fund’s policies and calculations with respect to financial leverage are also calculated as a percentage of Managed Assets.   Therefore it is necessary to use both terms in the Fund’s prospectus.  However, the

Securities and Exchange Commission
March 16, 2011

Fund has considered your comment and reviewed the use of the terms “total assets” and “Managed Assets” throughout the prospectus to ensure that such terms are used appropriately and consistently throughout.

Comment 3
Confirm that the Fund discloses potential conflicts of interest associated with the fact that the investment advisory fee is based on Managed Assets and that the board of the Fund monitors such conflict of interest.

Response 3
The Fund confirms that disclosure regarding the potential conflict arising from the fact that the investment advisory fee is based on Managed Assets is disclosed in the Prospectus.  The Fund has added under the headings “Use of Financial Leverage” and “Risks—Financial Leverage Risk” that such conflict is monitored by the Board of Trustees of the Fund.

Comment 4
Disclose the terms of the committed facility agreement with BNP Paribas, including whether under the agreement the Fund is required to pledge assets. Please further include a plain English explanation of the consequences of such a pledge of assets, if applicable.

Response 4
The Fund notes that the terms of the committed facility agreement are disclosed under the heading “Use of Financial Leverage.”  The Fund has added the requested additional disclosure, including with respect to pledged assets under the committed facility agreement.

Prospectus—Prospectus Summary

Comment 5	Revise disclosure in the introductory paragraph of the Prospectus Summary to state that investors may wish to review the SAI before investing in the Fund.

Response 5	The Fund has revised disclosure as requested.

Comment 6	Under the heading “Investment Policies” in the Prospectus Summary please clarify that should the Fund change any of it’s investment policies, the Fund will provide prior written notice to investors.

Response 6	The Fund has revised the disclosure as requested.

Comment 7	Under the heading “Other Investment Practices” please disclose the maximum amount the Fund may invest in derivative transactions.

Response 7
The Fund has not adopted a maximum percentage limit with respect to derivative investments.  However, the maximum level of and types of derivative transactions used by the Fund will be monitored and approved by the Board of Trustees.  The Fund has included disclosure to this effect where appropriate throughout the Prospectus.

Securities and Exchange Commission
March 16, 2011

Prospectus—Prospectus Summary—Special Risk Considerations

Comment 8	Add disclosure regarding potential dilution from offering expenses.

Response 8	The Fund has added the requested disclosure under the heading “Risks—Dilution Risk.”

Prospectus—Summary of Fund Expenses

Comment 9	Consolidate the line items “Interest payments on borrowed funds” and “Interest expense on reverse repurchase agreements” into a single line item and explain the components thereof in a footnote.

Response 9	The Fund has revised the table as requested.

Comment 10
Add disclosure confirming that the Fund has no present intent to increase the amount of leverage, as a percentage of Managed Assets, utilized by the Fund during the upcoming year or recalculate the Fund’s expenses to reflect any intended increase in the amount of leverage utilized.

Response 10
The Fund has added disclosure to footnote 3 confirming that the Fund has no present intent to increase the amount of leverage utilized by the Fund as a percentage of the Fund’s Managed Assets during the upcoming year.

Prospectus—Senior Securities

Comment 11
Revise the table under the heading “Senior Securities” to reflect all forms of leverage, regardless of whether such leverage constitutes “senior securities,” including a line item for each type of leverage during the fiscal periods noted.

Response 11	The Fund has revised the table as requested.

Statement of Additional Information—Investment Restrictions

Comment 12	Please include disclosure clarifying that the Fund’s classification as a diversified investment company cannot be changed without a shareholder vote.

Response 12	The Fund has added disclosure clarifying that the Fund’s classification as a diversified investment company cannot be changed without a shareholder vote.

Securities and Exchange Commission
March 16, 2011

Comment 13	Please explain how the Fund classifies asset-backed securities and mortgage-related securities for purposes of the Fund’s industry classification policy.

Response 13	The Fund has added the requested disclosure.

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman